FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 30 July, 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





             International Power announces GBP291m Rights Issue

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, IRELAND OR THE REPUBLIC OF SOUTH AFRICA

(London - 30 July 2004) International Power plc ("International Power") today announces a rights issue to raise approximately GBP291 million (net of expenses) by the issue of up to approximately 365.5 million new ordinary shares
(the "New Ordinary Shares") at a price of 82 pence per New Ordinary Share
(the "Rights Issue"). Under the terms of the Rights Issue, qualifying shareholders will be offered New Ordinary Shares on the basis of 33 New Ordinary Shares for every 100 ordinary shares held on the record date (to be set out in a prospectus expected to be posted in mid-August in connection with the Rights Issue, the "Prospectus") and so in proportion for any other number of ordinary shares held. The Issue Price represents a discount of 43 per cent. to the closing middle market price of 143 pence per ordinary share on 29 July 2004.

Save in respect of rights over which Directors have given irrevocable undertakings, the Rights Issue is fully underwritten by Cazenove & Co. Ltd ("Cazenove") and Morgan Stanley Securities Limited (together, the
"Underwriters"). The Directors have given irrevocable undertakings to take up their rights under the Rights Issue in respect of all of their beneficial interests in ordinary shares.

The New Ordinary Shares will, when issued and fully paid, rank equally in all respects with the existing issued ordinary shares, including the right to receive all dividends or distributions made, paid or declared after the date of the Prospectus. Entitlements to New Ordinary Shares will be rounded down to the nearest whole number with fractional entitlements sold in the market (nil paid) for the benefit of International Power. Qualifying shareholders with registered addresses in certain overseas jurisdictions may not be entitled to participate in the Rights Issue.

The Rights Issue is conditional, amongst other things, upon:

- admission of the New Ordinary Shares to listing on the official list of the UK Listing Authority and to trading on the London Stock Exchange ("Admission") taking place not later than 8.00 am on 13 September 2004 or on such later date as International Power and the Underwriters may agree, not being later than 22 October 2004; and

- the Underwriting Agreement having become unconditional in all respects
  (save for the condition relating to Admission) before commencement of dealings in the New Ordinary Shares, nil paid and not having been terminated in accordance with its terms prior to Admission. These termination rights include the occurrence before Admission of, or reasonably likely prospect of, a material adverse change in (a) the results of operations, financial or trading position of the International Power group or (b) the general affairs, corporate governance, results of operations, financial or trading position of the assets which are the subject of the acquisition of the international generation portfolio of Edison Mission Energy (the "EME Acquisition").

The Rights Issue is not conditional on completion of the EME Acquisition or on the completion of the acquisition of the Turbogas plant in Portugal (the "Turbogas Acquisition") and does not require approval from International Power's shareholders. In the unlikely event that either the Turbogas Acquisition or the EME Acquisition does not complete, the Board's current intention is that any surplus capital raised from the Rights Issue will be invested in short term securities while the Board considers how best to return it to Shareholders. Any such return of capital may have adverse tax implications for Shareholders.

The Prospectus, setting out further details of, and the full timetable for, the Rights Issue is expected to be posted to shareholders in mid-August. Provisional allotment letters (in respect of shareholders who hold their ordinary shares in certificated form) will be sent to qualifying shareholders and nil paid rights will be enabled in CREST (in respect of those holding their ordinary shares in uncertificated form) at the same time.

For further information on the EME Acquisition, the restructuring and refinancing of ANP's non-recourse debt in the United States and details of its interim results, please refer to International Power's separate announcements also made today. For further information on the Turbogas Acquisition, please refer to the announcement made by International Power on 20 July 2004. Investor Presentation Details

An Investor Presentation will be held at the City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP at 09.30 (BST) today, Friday 30 July. Slides of the presentation will be available on our website www.ipplc.com from 09.00 (BST) and the event will be webcast live starting 09.30 (BST).

If you wish to listen to the live presentation, please dial the following:
  Dial in No. +44 (0) 208 515 2390
  Chairperson: Philip Cox

For Further Information Please Contact:

International Power:
Aarti Singhal
+44 (0)20 7320 8681

Finsbury:
Morgan Bone
+44 (0)20 7251 3801

Morgan Stanley:
+44(0) 20 7425 8000
William Vereker
Alisdair Gayne
Alastair Cochran
Philip Apostolides

Cazenove:
+44(0) 20 7588 2828
Nick Wiles
Piers Coombs
Robert Constant

The contents of this announcement have been prepared by and are the sole responsibility of International Power, and have been approved by Morgan Stanley & Co. International Limited ("Morgan Stanley") and Cazenove for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000.

Morgan Stanley is acting for International Power and no one else in connection with the Rights Issue and will not be responsible to anyone other than International Power for providing the protections afforded to the clients of Morgan Stanley or for providing advice in connection with the Rights Issue.

Cazenove is acting for International Power and no one else in connection with the Rights Issue and will not be responsible to anyone other than International Power for providing the protections afforded to the clients of Cazenove or for providing advice in connection with the Rights Issue.

This announcement shall not constitute, or form part of, an offer of, or the solicitation of any offer, to subscribe for or buy any of the New Ordinary Shares to be issued or sold in connection with the Rights Issue. Offers should only be made on the basis of information contained in the Prospectus to be issued in due course in connection with the Rights Issue and any supplements thereto. The Prospectus will contain detailed information about the Rights Issue, International Power and its management, as well as financial information. The offer of the New Ordinary Shares in certain jurisdictions may be restricted by law and therefore potential investors should inform themselves about and observe any such restrictions.

This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act") and may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act.

This announcement and the information contained herein is not for release, publication or distribution in or into the United States, Canada, Australia, Japan, Ireland or the Republic of South Africa.


NOTES TO EDITORS

About International Power

International Power plc is a leading independent electricity generating company with 11,210 MW (net) in operation and 1,655MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, the UAE, Oman, Saudi Arabia, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".








                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary